BASIS OF PRESENTATION

The information below should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2008. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 21 to the consolidated financial statements for the year ended December 31, 2008. Unless the context otherwise requires, all references to “Ballard”, “the Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated March 2, 2009.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated product shipments, revenue and operating cash consumption (see Non-GAAP Measures), as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and residential cogeneration).

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. As long as fuel is supplied, the fuel cell produces electricity efficiently and continuously without combustion, with water and heat as the main byproducts when hydrogen is used as the fuel source.

Ballard® fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Over the past three years, the Company implemented a strategy to focus on key growth opportunities with near-term commercial prospects. We sold our automotive fuel cell systems operations to DaimlerChrysler AG (“Daimler”) and Ford Motor Company (“Ford”) on August 31, 2005. We subsequently sold our electric drive operations to Siemens VDO Automotive Corporation ("Siemens VDO") on February 15, 2007. Finally, we completed our exit from the fuel cell car business by selling our automotive fuel cell research and development assets to Daimler, Ford and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). We completed this transaction (the “AFCC Transaction”) on January 31, 2008, we completed the AFCC Agreement and recorded a gain of $96.8 million. Under the terms of the AFCC Transaction, we transferred to Daimler, Ford and AFCC our automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60 million in cash, all automotive fuel cell warranty liabilities and automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC, 112 personnel, and a royalty free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to us an aggregate of 34,261,298 of our common shares valued at $173.9 million, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. These shares were then cancelled. In accordance with GAAP, the operations of our automotive segment disposed of in the AFCC Transaction have not been presented as discontinued operations due to our continuing relationship with AFCC and the provision of product and services subsequent to the sale of the automotive assets. As a result, comparative figures have not been restated. See note 3 to our consolidated financial statements. After the closing of the AFCC Transaction, our automotive segment’s focus is on fuel cell buses and contract technical and manufacturing services.

Following completion of these dispositions, we identified a way to extract value from our tax attributes in 2008 through a restructuring transaction with Superior Plus Income Fund ("Superior Plus") resulting in a non-dilutive financing with net cash proceeds of $33.8 million (Canadian $41.2 million). Pursuant to this corporate reorganization, completed on December 31, 2008 under a Plan of Arrangement (“Arrangement”), Superior Plus transferred $38.0 million (Canadian $46.3 million) to us. We subsequently transferred all of our assets and liabilities (including the net cash proceeds from this Arrangement of $33.8 million, but excluding our historic Canadian income tax carry forward attributes), to the Company. Ballard shareholders exchanged their old shares, on a one-for-one basis, for shares of the Company. The Company will now carry on the full scope of our business of the design, development, manufacture, sale and service of hydrogen fuel cells for a variety of applications and will hold all rights to intellectual property as we held prior to the completion of the Arrangement. As part of the Arrangement, Superior Plus’ unitholders obtained new shares of the old Ballard entity. That entity will retain Ballard’s historic Canadian income tax carry forward attributes.

As the transfer of the business assets, liabilities and operations from old Ballard to the Company represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting. Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by old Ballard immediately prior to the completion of the Arrangement. As a result, the net cash proceeds of $33.8 million (Canadian $41.2 million) were recorded as a credit to shareholders’ equity. In addition, as the future income tax benefits of old Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement are not available to the Company after the completion of the Arrangement, the gross future income tax assets related to these Canadian tax pools was reduced to nil, with a corresponding reduction of the related valuation allowance. Details of the Arrangement are described more fully in our Management Information Circular dated November 14, 2008. See also note 2 to our consolidated financial statements.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in Lowell, Massachusetts. We also participate in a joint venture, EBARA BALLARD Corporation (“EBARA BALLARD”), in Tokyo, Japan that develops, manufactures and sells fuel cell stationary power products to customers in Japan.

In 2008, we operated in three market segments:

1.	Power Generation: Fuel cell products and services for material handling, back-up power and residential cogeneration purposes;

2.	Automotive: Fuel cell products and services for fuel cell cars, vans and buses; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)

	2008	2007	2006
Product and service revenues	$52,726	$43,352	$36,535
Engineering development revenue	6,854	22,180	13,288
Total revenues	$59,580	$65,532	$49,823
Net income (loss)	$34,079	$(57,302)	$(181,137)
Net income (loss) per share	$0.40	$(0.50)	$(1.60)
Income (loss) from continuing operations	$34,079	$(56,809)	$(56,994)
Income (loss) per share from continuing operations	$0.40	$(0.50)	$(0.50)
Normalized net loss (1)	$(59,954)	$(52,226)	$(56,216)
Normalized net loss per share (1)	$(0.71)	$(0.46)	$(0.50)
Operating cash consumption (1)	$(29,294)	$(38,229)	$(51,339)
Cash, cash equivalents and short-term investments	$85,399	$145,574	$187,072
Total assets	$208,443	$298,691	$356,268
[1]	Normalized net loss and operating cash consumption are non-GAAP measures. We use certain Non- GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in Non-GAAP Measures section.

FINANCIAL OVERVIEW – Year ended December 31, 2008

In 2008, our revenues decreased 9% to $59.6 million from $65.5 million in 2007, meeting our revised guidance range of $58 to $64 million. However, adjusting for light-duty automotive engineering development revenue in 2008 and 2007 which relates to the business sold to AFCC of $1.6 million and $15.8 million, respectively, pro forma revenues increased $8.2 million, or 17%, in 2008 compared to 2007.

We reduced operating cash consumption in 2008 (see non-GAAP measures section) by 23% to $29.3 million, down from $38.2 million in 2007, meeting our guidance range of $20-$30 million despite the negative impact of foreign exchange losses on our Canadian monetary assets in the fourth quarter of 2008.

Revenue

While overall revenue for 2008 declined 9%, or $6.0 million, compared to 2007, product and service revenues increased 22%, or $9.4 million, due to higher shipments of bus, material handling, light duty automotive and back-up power fuel cell products and to new testing and engineering services to AFCC which were only partially offset by lower shipments of residential cogeneration and carbon fiber products. Engineering development revenue declined $15.3 million primarily as a result of the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008.

Net income (loss)

Our net income for 2008 increased to $34.1 million, or $0.40 per share, compared with a net loss of $57.3 million, or ($0.50) per share, in 2007. Net income for 2008 includes a gain on sale of assets of $96.8 million resulting from the AFCC Transaction partially offset by the write-down of a non-core investment in Chrysalix Energy Limited Partnership (“Chrysalix”) of $3.0 million. Net loss for 2007 includes a write-down of our non-core investment in Advanced Energy Inc. (“Advanced Energy”) of $4.6 million and a loss from discontinued operations of $0.5 million.

Normalized net loss

Our normalized net loss (see Non-GAAP Measures) for 2008 increased to $60.0 million, or ($0.71) per share, compared with a normalized net loss of $52.2 million, or ($0.46) per share, for 2007. The primary reasons for the $7.7 million higher normalized net loss in 2008 were due to decreases in foreign exchange gains of $12.4 million and decreases in investment income of $6.2 million. Decreases in product and service gross margins of $13.0 million and engineering development revenues of $15.3 million were more than offset by decreases in operating expenses of $29.3 million and depreciation and amortization of $9.7 million. Lower gross margins were driven by larger reductions in warranty provisions in 2007 compared to 2008, combined with reduced field service activities for fuel cell buses and more aggressive product pricing and enhanced warranty coverage on material handling products in order to escalate market adoption. This was partially offset by improved gross margin as a result of new testing and engineering services provided to AFCC and increased fuel cell bus margins as a result of the B.C. Transit 2010 Olympic fuel cell bus program. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction. The increase in normalized net loss on a per share basis was due primarily to the 30% reduction in the number of common shares outstanding as a result of the AFCC Transaction.

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for 2008 decreased 23% to $29.3 million, compared to $38.2 million for 2007. The $8.9 million improvement in operating cash consumption was driven primarily by lower working capital requirements, lower operating expenses and lower net capital expenditures, partially offset by lower foreign exchange gains of $12.4 million, a decline in investment income of $6.2 million and lower product and service gross margins and engineering development revenues.

FINANCIAL OVERVIEW – Quarter ended December 31, 2008

Revenue

Our revenues for the fourth quarter of 2008 decreased 6% to $18.9 million, compared to $20.1 million for the same period of 2007. However, adjusting for light-duty automotive engineering development revenue in the fourth quarter of 2007 which relates to the business sold to AFCC of $8.4 million, pro forma revenues increased $7.2 million, or 61%, in the fourth quarter of 2008 compared to 2007. Product and service revenues increased 76%, or $8.0 million, due to bus shipments for the B.C. Transit 2010 Olympic fuel cell bus program combined with higher shipments of material handling, back-up power and carbon fiber products partially offset by lower shipments of residential cogeneration products. Engineering development revenue declined $9.2 million primarily as a result of the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC Transaction on January 31, 2008.

Net income (loss)

Our net loss for the fourth quarter of 2008 increased to $18.0 million, or ($0.22) per share, compared with a net loss of $15.9 million, or ($0.14) per share, in the fourth quarter of 2007. The primary reasons for the $2.1 million higher net loss in the fourth quarter of 2008 was due to increases in foreign exchange losses of $3.6 million and decreases in investment income of $1.8 million. Decreases in product and service gross margins of $2.4 million and engineering development revenues of $9.2 million were more than offset by decreases in operating expenses of $14.1 million and depreciation and amortization of $3.0 million. Lower gross margins were driven by larger reductions in warranty provisions in the fourth quarter of 2007 compared to the fourth quarter of 2008 and more aggressive product pricing and enhanced warranty coverage on material handling products in order to encourage market adoption, partially offset by improved gross margin as a result of new testing and engineering services provided to AFCC and increased fuel cell bus margins as a result of the B.C. Transit 2010 Olympic fuel cell bus program. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction. The increase in net loss per share was primarily due to the 30% reduction in the number of common shares outstanding as a result of the AFCC Transaction. Net loss for the fourth quarter of 2008 also includes a $3.0 million write-down of a non-core investment in Chrysalix and the net loss for the fourth quarter of 2007 includes a $4.6 million write-down of a non-core investment in Advanced Energy.

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for the fourth quarter of 2008 decreased 31% to $8.5 million, compared to $12.4 million for the fourth quarter of 2007. The $3.8 million improvement in operating cash consumption was driven primarily by lower working capital requirements, lower operating expenses and lower net capital expenditures, partially offset by increased foreign exchange losses, a decline in investment income and lower product and service gross margins and engineering development revenues.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts under which we earn product and engineering service revenue, revenue is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the years ended December 31, 2008 and 2007, there were no material adjustments to engineering development revenue and product and service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the years ended December 31, 2008 and 2007 we recorded provisions to accrued warranty liabilities of $4.4 million and $0.8 million, respectively, for new product sales.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews, we recorded adjustments that reduced accrued warranty liabilities by $0.4 million and $8.9 million, respectively, for the years ended December 31, 2008 and 2007. The 2008 adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations and improved lifetimes of our Power Generation fuel cells. The 2007 adjustments to reduce accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetimes of our Automotive fuel cells.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the year ended December 31, 2008 and 2007, inventory provisions of $0.7 million and $1.4 million, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. During the year ended December 31, 2008, we recorded a $3.0 million write-down of our non-core investment in Chrysalix. During the year ended December 31, 2007, we recorded a $4.6 million write-down of our non-core investment in Advanced Energy to $0.5 million, representing proceeds received of $0.5 million.

INTANGIBLE ASSETS AND GOODWILL

In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the year ended December 31, 2008, no write-downs of intangible assets or goodwill were recorded. During the year ended December 31, 2007, we recorded a $1.4 million charge to amortization expense for patents no longer in use.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. We commenced our IFRS conversion project in the second quarter of 2008. The project consists of four phases: awareness raising; assessment; design; and implementation. With the assistance of an external expert advisor, we have completed the awareness-raising phase and have begun a high level review of the major differences between Canadian GAAP and IFRS (the assessment phase). It is expected that this work will be completed during 2009. Subsequently, we will initiate the design phase, which will involve establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. We will also establish a communications plan, begin to develop staff training programs, and evaluate the impacts of the IFRS transition on other business activities.

Capital Disclosures

In 2008, we adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for capital disclosures (CICA Handbook Section 1535). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires us to disclose (i) our objectives, policies and processes for managing capital; (ii) summary quantitative data about what we manage as capital; (iii) whether during the period we complied with any externally imposed capital requirements to which we are subject; and (iv) if we have not complied with such requirements, the consequences of such non-compliance. See note 20 to our consolidated financial statements.

Goodwill and Intangible Assets

In 2008, we elected to early adopt the new recommendations of the CICA for accounting for “Goodwill and Intangible Assets” (CICA Handbook Section 3064). This new section will replace the existing standards for “Goodwill and Other Intangible Assets” (CICA Handbook Section 3062) and “Research and Development Costs” (CICA Handbook Section 3450). The new standard (i) states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria; (ii) provides guidance on the recognition of internally generated intangible assets including research and development costs; and (iii) carries forward the current requirements of Section 3062 for subsequent measurement and disclosure of intangible assets and goodwill. As we have historically expensed all research and development costs as incurred, we were not materially impacted by the implementation of this new standard for the years ended December 31, 2008 and 2007.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2008 were $59.6 million, a $6.0 million, or 9% decrease from 2008. Increases in product and service revenue of $9.4 million, or 22%, were offset by declines in engineering development revenue of $15.3 million, or 69%, primarily as a result of the AFCC Transaction.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)				Years Ended December 31,
	2008			2007			2006
	Product	Engineering		Product	Engineering		Product	Engineering
	and	Develop-		and	Develop-		and	Develop-
	Service	ment	Total	Service	ment	Total	Service	ment	Total
Power Generation	$12,581	$4,032	$16,613	$13,033	$6,399	$19,432	$7,314	$5,972	$13,286
Automotive	27,462	2,822	30,284	16,254	15,781	32,035	17,764	7,316	25,080
Material Products	12,683	-	12,683	14,065	-	14,065	11,457	-	11,457
	$52,726	$6,854	$59,580	$43,352	$22,180	$65,532	$36,535	$13,288	$49,823

Power Generation product and service revenues for the year ended December 31, 2008 declined $0.5 million, or 3%, compared to 2007. Increased product shipments and a change in sales mix towards higher power units in the material handling market combined with higher shipments in the back-up power market were offset by lower residential cogeneration market sales and lower non-recurring engineering service revenues for government contracts in the material handling market. The decline in residential cogeneration market sales was expected due to the introduction in 2008 of a new lower cost product combined with the delivery of fuel cell MEAs instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture, EBARA BALLARD.

Power Generation engineering development revenues for the year ended December 31, 2008 were reduced $2.4 million, or 37%, compared to 2007. Revenues are derived from our 1kW residential cogeneration fuel cell program and reflect the percentage of completed performance of our development program for our customer, the related costs of which were included in research and development expenses. As expected, the decline is due to the completion at the end of the third quarter of 2008 of our current agreement with EBARA and EBARA BALLARD for the development of our 1kW residential cogeneration fuel cell stack. Since 2005, we have recorded $18.0 million of engineering development revenue from EBARA BALLARD, representing the full amount earned for the performance of work under this development program.

Automotive product and service revenues increased $11.2 million, or 69%, for the year ended December 31, 2008, compared to 2007. Increased automotive service revenues derived from new testing and engineering services provided to AFCC combined with the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program (which contributed $6.0 million to revenue in December 2008) and increased light duty automotive product shipments at lower prices to AFCC were partially offset by the expected decline in field service revenues for fuel cell buses due to a lower number of fuel cell buses under service contracts.

Automotive engineering development revenue for the year ended December 31, 2008 decreased $13.0 million, or 82%, compared to 2007. The decline in 2008 is due primarily to the closing of the AFCC Transaction on January 31, 2008 resulting in only one month of automotive development revenues in 2008 compared to a year of revenue in 2007. This decrease was only partially offset by engineering development revenue related to the test bus phase of the B.C. Transit 2010 Olympic fuel cell bus program. The costs associated with these engineering development revenues are included in research and development expenses.

Material Products revenues for the year ended December 31, 2008 decreased $1.4 million, or 10%, compared to 2007, due primarily to decreased customer volumes as a result of the impact of a three month labor strike affecting a key customer prior to its resolution in May 2008 combined with lower automotive sales due to the current unprecedented slow down in the U.S. automotive industry.

Power Generation product and service revenues for the year ended December 31, 2007 increased $5.7 million, or 78%, compared to 2006. Higher non-recurring engineering service revenues for government contracts in the material handling and back-up power markets primarily drove the increase in the year. Increased unit sales of cogeneration, material handling and back-up power fuel cell products, partially offset by lower pricing, also contributed to the increase. Power Generation engineering development revenues for the year ended December 31, 2007 increased $0.4 million, or 7%, compared to 2006, and were derived from our 1kW residential cogeneration fuel cell program.

Automotive product and service revenues for the year ended December 31, 2007 decreased $1.5 million, or 9%, compared to 2006. Increased automotive fuel cell product shipments were offset by a decline in automotive service revenues due to a lower number of fuel cell buses under service contracts. The decline in field service revenues for fuel cell buses was expected as the field trials were winding down. Automotive service revenues were primarily earned from field service activities supporting fuel cell buses in Europe, Australia and China.

Automotive engineering development revenue for the year ended December 31, 2007 increased $8.5 million, or 116%, compared to 2006. The increase in automotive engineering development revenue reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

Material Products revenues for year ended December 31, 2007 increased $2.6 million, or 23%, compared to 2006, due primarily to increased customer volumes.

Cost of product and service revenues for the year ended December 31, 2008 were $47.4 million, an increase of $22.3 million, or 89%, compared to 2007. The $22.3 million increase for the year was driven by lower reversals of accrued warranty liabilities in 2008 as compared to 2007, increased product shipments in the bus, material handling, back-up power and automotive markets, enhanced warranty terms and a change in sales mix towards higher power units in the material handling market and costs incurred for new automotive testing and engineering services provided to AFCC. These increases were partially offset by lower residential cogeneration product costs due to the delivery of fuel cell MEAs instead of fuel cell stacks and reduced service costs related to fewer fuel cell buses under service contracts. As mentioned above, cost of product sales was lower in 2007 compared to 2008 due in part to the reversal of accrued warranty liabilities of $8.9 million in 2007, compared to $0.4 million in 2008. The 2007 reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetime for our Automotive fuel cells whereas the 2008 reductions were primarily due to contractual expirations and improved lifetimes of our Power Generation fuel cells.

Gross margins on product and service revenues declined in 2008 to $5.3 million, compared to $18.3 million for 2007. This year over year decrease of $13.0 million was driven by larger reductions in warranty provisions for 2007 compared to 2008, more aggressive product pricing and enhanced warranty coverage on material handling products in order to encourage market adoption, declines in field service revenues for fuel cell buses, declines in service revenue and higher program expenditures on Power Generation non-recurring engineering government contracts, and lower volumes of carbon fiber products due to the effects of a labor strike affecting a key customer (resolved in the second quarter of 2008) and the slow down in the U.S. automotive industry. These declines were only partially offset by increased margins as a result of new testing and engineering services provided to AFCC and the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus project.

Cost of product and service revenues for the year ended December 31, 2007 were $25.1 million, an increase of $3.8 million, or 18%, compared to 2006. The $3.8 million increase for 2007 was driven by higher automotive and cogeneration product shipments and costs incurred for new government contracts in the material handling market partially offset by lower costs related to automotive service revenues due to a lower number of fuel cell buses under service contracts. Cost of product and service revenue was also affected by the reduction of warranty provisions of $8.9 million in 2007 compared to $5.8 million in 2006. The reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetime for our automotive fuel cells. Gross margins on product and service revenues improved in 2007 to $18.3 million, compared to $15.3 million in 2006. This increase was driven by the reductions in warranty provisions mentioned above combined with increased volumes in our carbon fiber products, partially offset by lower gross margins in our Power Generation segment as increased volumes were offset by lower sales prices, and lower gross margins in our Automotive segment as declines in field service for buses offset increased margins on automotive fuel cell products.

Research and product development expenses for the year ended December 31, 2008 were $37.2 million, a decrease of $21.3 million, or 36%, compared to 2007. This decline in expenditures is due primarily to the disposition of our automotive fuel cell development programs on the closing of the AFCC Transaction, partially offset by increased investment in our Power Generation and fuel cell bus programs and the negative effects of a stronger Canadian dollar, relative to the U.S. dollar. Lower operating expenses in the fourth quarter of 2008 as a result of a weakening Canadian dollar only partially offset the negative impacts of a stronger Canadian dollar in the first three quarters of 2008, compared to the corresponding periods of 2007.

Included in research and product development expenses for the year ended December 31, 2008, were costs of $5.9 million related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue. These same costs for the year ended December 31, 2007 were $25.3 million.

Research and product development expenses for the year ended December 31, 2007 were $58.5 million, an increase of $6.2 million, or 12%, compared to 2006. The increase in expenditures in 2007 related primarily to the negative effect of a stronger Canadian dollar, relative to the U.S. dollar, combined with increased investment in our Power Generation and fuel cell bus programs. Included in research and product development expenses for 2007 were costs of $25.3 million, compared to $22.9 million in 2006, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue.

General and administrative expenses for the year ended December 31, 2008 were $12.6 million, a decrease of $6.5 million, or 34%, compared to 2007. The decrease in 2008 is due to lower labour costs and training and insurance expenditures combined with the 2007 impact of severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction. Income earned in 2008 from administrative service agreements with AFCC of $1.5 million is recorded as other income.

General and administrative expenses for the year ended December 31, 2007 were $19.1 million, an increase of $5.8 million, or 44%, compared to 2006. The overall increase is due primarily to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction, the negative effects of a stronger Canadian dollar, relative to the U.S. dollar, and a one-time commodity tax refund received in 2006.

Marketing and business development expenses for the year ended December 31, 2008 were $7.5 million, a decrease of $1.5 million, or 17%, compared to 2007. The decrease is primarily due to decreased marketing development support for our light duty automotive market.

Marketing and business development expenses for the year ended December 31, 2007 were $9.0 million, an increase of $1.8 million, or 24%, compared to 2006. The overall increase is primarily due to increased marketing development support for our Power Generation markets combined with the negative effects of a stronger Canadian dollar, relative to the U.S. dollar.

Depreciation and amortization was $6.0 million for the year ended December 31, 2008, a decrease of $9.7 million, or 62%, compared to 2007. Depreciation and amortization has declined in 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction.

Depreciation and amortization was $15.7 million for the year ended December 31, 2007, a decrease of $0.7 million, or 4%, compared to 2006. Certain intangible assets became fully amortized at the end of 2006, resulting in the decline in depreciation and amortization. We also stopped recording depreciation and amortization expense in November 2007 on the long-lived assets included in the AFCC Transaction and reclassified them to assets held for sale due to our decision to dispose of the assets at that time. This overall decline in depreciation and amortization expense for 2007 was partially offset by a $1.4 million charge to amortization expense for patents that were no longer in use.

Investment and other income (loss) was negative $0.2 million for the year ended December 31, 2008, compared to income of $16.9 million for 2007.

The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,
	2008	2007	2006
Investment income	$2,012	$8,207	$9,913
Foreign exchange gain (loss)	(3,653)	8,726	19
Other income	1,455	-	-
Investment and other income (loss)	$(186)	$16,933	$9,932

Investment income was $2.0 million for the year ended December 31, 2008, a decrease of $6.2 million, or 75%, compared to 2007. The decrease was a result of lower average cash balances in 2008 compared to 2007 due primarily to the $60 million cash transfer in the AFCC Transaction, combined with declining interest rates in the last half of 2007 and into 2008. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During 2008, the investment market was negatively impacted by liquidity and credit market concerns along with increased concerns about a global economic slowdown. We continue to review our exposure to these issues and have determined that there are no material impacts on our investment portfolio. In addition, we do not hold any asset-backed commercial paper that was issued by a non-bank trust.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets and on outstanding foreign exchange contracts to buy or sell Canadian dollars over the respective periods. The foreign exchange loss of $3.7 million for 2008 resulted from the weakening of the Canadian dollar in 2008. Compared to the U.S. dollar, the Canadian dollar has weakened in 2008 from 0.99 at December 31, 2007 to 1.22 at December 31, 2008. In addition to foreign exchange contracts, we hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

See note 19 to the consolidated financial statements for additional information about the significance of financial instruments to our financial position and performance, the nature and extent of risks arising from those financial instruments to which we are exposed, and how we manage those risks.

Other income was $1.5 million for the year ended December 31, 2008 and relates to administrative services contracts with AFCC under which we provide accounting, supply chain, human resources, information technology, facilities and other administrative support.

Investment and other income for the year ended December 31, 2007 was $16.9 million, an increase of $7.0 million, or 70%, compared to 2006. The increase is due to foreign exchange gains in 2007 of $8.7 million partially offset by lower investment income of $1.7 million. Foreign exchange gains in 2007 were a result of movements in the Canadian dollar relative to the U.S. dollar on our net monetary assets and liabilities. Compared to the U.S. dollar, the Canadian dollar strengthened from 1.17 at December 31, 2006 to 0.99 at December 31, 2007. Investment income declined in 2007 due to lower average cash balances in 2007 compared to 2006 combined with declining interest rates in the last half of 2007.

Loss on disposal and write-down of long-lived assets were $2.8 million for the year ended December 31, 2008, compared to $4.6 million and $0.8 million for the corresponding periods in 2007 and 2006, respectively. The expense in 2008 is primarily a result of a $3.0 million write-down in our investment in Chrysalix to $0.5 million, representing estimated net realizable value. The expense in 2007 is a result of a $4.6 million write-down in our investment in Advanced Energy to $0.5 million, representing proceeds on sale received in the fourth quarter of 2007. The expense in 2006 is primarily a result of a loss on disposal of our investment in QuestAir of $0.6 million.

Gain on assets held for sale was $96.8 million for the year ended December 31, 2008 reflecting the disposition of automotive assets pursuant to the AFCC Transaction.

Equity in loss of associated companies was $8.6 million for the year ended December 31, 2008, compared to $7.4 million and $7.0 million in 2007 and 2006, respectively, and relate to our share of the losses of EBARA BALLARD. The increase in equity losses in 2008 is due to the negative effects of a stronger Yen, relative to the U.S. dollar, combined with EBARA BALLARD’s introduction of its next generation system product in Japan and increased residential cogeneration market development activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $85.4 million as at December 31, 2008, compared to $145.6 million at the end of 2007. The decrease of $60.2 million in 2008 was driven by the transfer of $60 million to Daimler, Ford and AFCC as part of the AFCC Transaction combined with a net loss (excluding non-cash items) of $35.1 million, net investment in EBARA BALLARD of $5.9 million and net capital expenditures of $3.1 million partially offset by working capital cash inflows of $8.9 million and proceeds from the non-dilutive financing Arrangement with Superior of $36.9 million.

For the year ended December 31, 2008, working capital requirements resulted in cash inflows of $8.9 million compared to cash outflows of $13.8 million for 2007. In 2008, working capital cash inflows were driven by lower inventory of $4.5 million due to higher fourth quarter Power Generation shipments and fuel cell bus product shipments combined with improved inventory management and increased platinum recoveries, higher accrued warranty liabilities of $3.1 million as a result of the above noted fourth quarter product shipments, and higher deferred revenue of $0.8 million due to the timing of payments on pre-funded contracts.

For the year ended December 31, 2007, working capital requirements resulted in cash outflows of $13.8 million compared to $12.3 million for 2006. In 2007, cash outflows were impacted by higher accounts receivable of $4.1 million due to higher fourth quarter engineering development revenue compared to the prior year and the timing of collections of our product and engineering development revenues, combined with increased working capital requirements of $4.6 million related to assets and liabilities held for sale. The $4.6 million cash outflow from current assets and current liabilities held for sale primarily represent lower accrued warranty liabilities to service our automotive fuel cells, along with warranty adjustments for expirations, lower projected costs and improved lifetimes. Cash outflows from accounts payable and accrued liabilities of $1.7 million were primarily due to the timing of payments combined with lower accrued liabilities as a result of settlement in the year of previously disputed amounts, partially offset by increased employee bonus accruals.

Investing activities resulted in cash outflows of $6.0 million for the year ended December 31, 2008, compared to cash inflows of $19.8 million in 2007. Changes in short-term investments resulted in cash inflows of $64.9 million in 2008 as compared to inflows of $29.4 million in 2007 as balances changed between cash equivalents and short-term investments as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to improve our investment returns and in response to the $60 million funding requirement to close the AFCC Transaction in the first quarter of 2008. Net capital spending of $3.1 million in 2008 was primarily for manufacturing equipment, compared to net capital spending in 2007 of $6.4 million primarily for manufacturing, test and computer equipment. The cash flows used for other investing activities in 2008 of $6.2 million represent a net investment in EBARA BALLARD of $5.9 million, comprising of an additional investment of $11.2 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix of $0.3 million. The cash flows used for other investing activities of $3.3 million in 2007 represent a net investment in EBARA BALLARD comprising of an additional investment of $8.4 million offset by licensing cash receipts of $5.3 million, combined with an investment in Chrysalix of $0.2 million. During 2007, we also disposed of net assets of $1.8 million related to the finalization of the sale of our electric drive business.

Investing activities resulted in cash outflows of $50.8 million during 2006. Changes in short-term investments resulted in cash outflows of $41.6 million as balances changed between cash equivalents and short-term investments. Net capital spending in 2006 of $8.7 million was primarily for manufacturing, test stands and computer equipment. During 2006, we sold our investment in QuestAir for proceeds of $3.3 million and recorded net cash outflows of $3.3 million related to an additional investment in EBARA BALLARD offset by licensing cash receipts from EBARA BALLARD. We also made an additional investment of $0.8 million in Chrysalix.

Financing activities resulted in cash inflows of $36.9 million for the year ended December 31, 2008, compared to nil and $5.9 million, respectively, for 2007 and 2006. Financing activities in 2008 represent gross proceeds received on the closing of the Arrangement with Superior of $38.0 million (Cdn. $46.3 million) less closing costs paid in 2008 of $1.1 million (Cdn. $1.3 million). We have accrued the remaining estimated closing costs of $3.1 million (Cdn. $3.8 million) at December 31, 2008. Financing activities for 2006 relate to equity funding received from EBARA.

As at March 2, 2009, we had 82,122,135 common shares issued and outstanding and stock options to purchase 5,224,439 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2008, we had cash, cash equivalents and short-term investments totaling $85.4 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our marketing, product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next few years as we continue to make significant investments in research, and product and market development activities necessary to commercialize our products. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. We believe that our current cash, cash equivalents and short-term investments, combined with our ability to potentially monetize other assets, including our interest in AFCC through the share purchase agreement with Ford, are sufficient to meet our planned growth and development activities for the foreseeable future without the need to access public market financing. However, circumstances could change which would make it advantageous for us to access additional capital.

OUTLOOK

Over the past three years, we have re-vectored the Company to establish a sharp focus on key growth opportunities with near-term commercial prospects in our core fuel cell markets. As a result, for 2009 we will report our results in the following market segments:

1. Fuel Cell Products and Servicing (core segment): fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power and residential cogeneration markets);

2. Contract Automotive (supporting segment): contract technical and manufacturing services primarily for AFCC, Daimler and Ford.

3. Material Products (supporting segment): material products primarily for automotive transmissions and gas diffusion layers (“GDL”).

We expect overall revenues for 2009 to be between $68 million to $78 million, compared to $59.6 million in 2008.

Fuel Cell Products revenue is expected to increase in 2009, as compared to 2008, due primarily to volume increases in our back-up power, bus and material handling markets as a result of our announced ACME (subject to product acceptance test in the fourth quarter of 2009), Dantherm, B.C. Transit 2010 Olympic fuel cell bus program, Transport of London fuel cell bus program and Plug Power Central Grocer agreements. This increase in Fuel Cell Products revenue is expected to be partially offset by declines in Fuel Cell Products service revenues due to the completion of our existing engineering service government contracts in the material handling and back-up power markets, and declines in Fuel Cell Products engineering development revenues due to the completion of our 1kW residential cogeneration fuel cell development program in 2008. Residential cogeneration product revenues in 2009 are expected to be similar to 2008 as the program is still in the development stage of the Japanese government trial program.

Fuel Cell Product shipments are expected to increase to 4,000 units in 2009, as compared to 1,855 units in 2008. Materials handling shipments are expected to increase to 1,000 units, from 508 units; back-up power shipments to 2,500 units, from 720 units; and residential cogeneration shipments to 500 units, from 403 units, respectively.

Supporting business revenues are expected to decline in 2009, as compared to 2008, due primarily to lower technical services and lower contract manufacturing for AFCC, Daimler and Ford. Material Products revenues in 2009 are expected to be similar to 2008 due to the continued slow down in the U.S. automotive industry, partially offset by growth in fuel cell GDL material sales.

We expect our operating cash consumption (see Non-GAAP Measures) for 2009 to be between $17 million to $27 million, compared to $29.3 million in 2008 assuming no material fluctuations in U.S. / Canadian dollar exchange rates. A primary driver for this expected reduction in operating cash consumption for 2009 is expected increases in gross margins as a result of increased product sales, combined with additional reductions in operating expenses, to more than offset our increased investment in production capacity. As a result of the timing of capital expenditures, working capital impacts related to the B.C. Transit 2010 Olympic and Transport of London fuel cell bus programs, and the payment of 2008 employee bonuses in the first half of 2009, operating cash consumption is expected to be higher in the first half of 2009, as compared to the second half of the year.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We maintain a 19.9% interest in AFCC which is subject to a share purchase agreement under which Ford, either at our option or Ford’s election, may purchase our interest in AFCC at any time on or after January 31, 2013 for $65 million plus interest accruing at LIBOR from January 31, 2008. The purchase may take place earlier than January 31, 2013 if certain other events occur. Under Canadian GAAP, this share purchase agreement is considered a derivative instrument and is therefore measured and recorded at its fair value on the closing of the AFCC Transaction. We have recorded this derivative at its fair value of $1 representing the difference between the discounted present value of the share purchase agreement on closing and the value of the underlying transferred AFCC assets. This derivative instrument is carried at cost and is not marked to market each reporting period as we do not believe it is possible to regularly determine its reliable fair value. If the share purchase agreement were to be held to maturity and exercised on January 31, 2013, we anticipate that we would receive proceeds of approximately $68 million (based on current interest rates) and record an estimated gain of approximately $67 million on the sale of our remaining 19.9% interest in AFCC. If we were to monetize this share purchase agreement prior to its maturity date of January 31, 2013, the amount of proceeds received would be subject to a number of variables including Ford’s cost of borrowing, expected future LIBOR rates, time remaining to January 31, 2013 and general market and other conditions. Under present economic conditions, we believe that these factors would result in a significant discount to the face value of the share purchase agreement.

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations and platinum forward purchase contracts to manage our exposure to platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. At December 31, 2008, we had outstanding forward exchange contracts to sell a total of Canadian $8 million at an average rate of $1.12 Canadian per $1.00 United States dollar, resulting in an unrealized loss of $0.6 million. In addition, we had outstanding platinum forward purchase contracts to purchase a total of $2.4 million of platinum at an average rate of $890 per troy ounce, resulting in an unrealized gain of $0.2 million.

As at December 31, 2008, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have agreed to pay total royalties up to a maximum of $40.3 million (Cdn. $49.0 million) in respect of future sales of fuel cell-based stationary power products under two development programs with certain Canadian governmental agencies. To December 31, 2008, we have made total royalty payments of $4.3 million (Cdn. $5.2 million) against this potential obligation including royalty payments of $0.2 million (Cdn. $0.2 million) in 2008 and $0.1 million (Cdn. $0.2 million) in 2007. The conditions under which these royalties become payable are described in more detail in note 14 to the consolidated financial statements.

We have committed to make future capital contributions of $0.4 million (Cdn. $0.5 million) in Chrysalix, in which we have a limited partnership interest.

As at December 31, 2008 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations		Less than			After 5
	Total	one year	1-3 years	4-5 years	years
Operating leases	$13,970	$1,448	$2,946	$3,087	$6,489
Asset retirement obligations	3,441	-	-	-	3,441
Total contractual obligations	$17,411	$1,448	$2,946	$3,087	$9,930

In addition to the contractual purchase obligations above, we have commitments to purchase $0.2 million of capital assets as at December 31, 2008. Capital expenditures pertain to our regular operations and will be funded through operating cash flows and cash on hand.

The Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6.1 million (Canadian $7.4 million) with a threshold amount of $0.4 million (Canadian $0.5 million) before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2008, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement as we have not yet finalized our 2008 Canadian income tax return and agreed upon any differences with Superior Plus.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include EBARA BALLARD and EBARA Corporation, and prior to the closing of the AFCC Transaction on January 31, 2008, Daimler and Ford. AFCC is not considered to be a related party, as we do not have the ability to exercise significant influence over AFCC’s strategic operating, investing or financing policies.

We earn revenues from related parties from the sale of products and services and from engineering development revenues. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained licenses from, and granted licenses to, related parties. As a result of the AFCC Transaction, related party transactions have been reduced.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,
Transactions with related parties	2008	2007	2006
Revenues from products, engineering services and other	$7,906	$37,435	$41,363
Purchases	188	442	899

(Expressed in thousands of U.S. dollars)	As at December, 31
Balances with related parties	2008	2007
Accounts receivable	$4,500	$12,054
Accounts payable and accrued liabilities	31	13

The AFCC Transaction, which closed on January 31, 2008, is also a related party transaction.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2008	2008	2008	2008
Product and service revenue	$18,605	$10,879	$11,131	$12,111
Engineering development revenue	296	1,406	1,220	3,932
Total revenue	$18,901	$12,285	$12,351	$16,043

Net income (loss)	$(18,028)	$(15,457)	$(13,481)	$81,045
Net income (loss) per share	$(0.22)	$(0.19)	$(0.16)	$0.87

Income (loss) from continuing operations	$(18,028)	$(15,457)	$(13,481)	$81,045
Net income (loss) per share from continuing	$(0.22)	$(0.19)	$(0.16)	$0.87
operations

Weighted average common shares outstanding	82,116	82,102	82,086	93,447
(000’s)

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2007	2007	2007	2007
Product and service revenue	$10,591	$12,619	$10,464	$9,678
Engineering development revenue	9,474	4,947	3,841	3,918
Total revenue	$20,065	$17,566	$14,305	$13,596

Net loss	$(15,891)	$(16,017)	$(11,140)	$(14,254)
Net loss per share	$(0.14)	$(0.14)	$(0.10)	$(0.12)

Loss from continuing operations	$(15,891)	$(15,588)	$(10,814)	$(14,516)
Net loss per share from continuing operations	$(0.14)	$(0.14)	$(0.10)	$(0.12)

Weighted average common shares outstanding	114,742	114,593	114,591	114,370
(000’s)

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

  Product and service revenues: Variations in fuel cell product revenues reflect the timing of our customers’ fuel cell vehicle, bus and field trial deployments. Product revenues in the fourth quarter of 2008 were positively impacted by $6.0 million by the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program. Testing and engineering service revenue to AFCC commenced in the first quarter of 2008.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievements of milestones under the 1kW residential cogeneration fuel cell development program and from light duty automotive and fuel cell bus programs. As a result of the AFCC Transaction, there were no light duty automotive fuel program engineering development revenues subsequent to January 2008. In addition, the 1kW residential cogeneration fuel cell development program was completed in the third quarter of 2008. Engineering development revenue in the first three quarters of 2008 was positively impacted by $1.0 million of revenue related to the B.C. Transit 2010 Olympic fuel cell bus program.

  Operating expenditures: Operating expenses have declined in the four quarters of 2008 due to the impact of the AFCC Transaction. Operating expenses also reflect changes in the value of the Canadian dollar versus the U.S. dollar. Operating expenses increased in the fourth quarter of 2007 due to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction.

  Depreciation and amortization: Depreciation and amortization has declined for the four quarters of 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction. Depreciation and amortization expense increased in the fourth quarter of 2007 due to the acceleration of amortization on expired patents. Depreciation and amortization has declined for the first three quarters of 2007 as a significant amount of intangible assets acquired in 2001 became fully amortized in 2006.

  Investment and other income: Investment income has continually declined for the last eight quarters due to declines in our cash equivalents and short-term investment portfolios and declines in interest rates. Investment and other income was positively impacted in the second, third and fourth quarters of 2007 and the second quarter of 2008 by foreign exchange gains of $4.2 million, $3.3 million, $0.7 million, and $1.0 million, respectively, and was negatively impacted in the first, third and fourth quarters of 2008 by foreign exchange losses of $1.3 million, $0.5 million, and $2.9 million, respectively, due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Other income increased in the four quarters of 2008 due to the provision of administrative services to AFCC.

  Loss on disposal and write-down of long-lived assets: The net loss for the fourth quarter of 2008 was negatively impacted by a $3.0 million write-down of our investment in Chrysalix and the third quarter of 2007 was negatively impacted by a $4.6 million write-down of our investment in Advanced Energy.

  Gain on sale of assets held for sale: The net income for the first quarter of 2008 was significantly impacted by a $96.8 million gain on the sale of assets pursuant to the AFCC Transaction.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Management Discussion and Analysis, our financial statements for the year ended December 31, 2008, and our Annual Information Form. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of risks and uncertainties summarized below which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov). These documents are also available on our website at www.ballard.com.

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by system integrators or OEMs. There is no guarantee that system integrators or OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

A summary of these identified risks and uncertainties are as follows:

  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

  We may not be able to successfully execute our business plan;

  Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

  Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition or profitability;

  Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  A mass market for our products may never develop or may take longer to develop than we anticipate;

  We have limited experience manufacturing fuel cell products on a commercial basis;

  We are dependent on third party suppliers for the supply of key materials and components for our products;

  We are dependent on systems integrators or Original Equipment Manufacturers to purchase certain of our products;

  Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

  Public Policy and regulatory changes could hurt the market for our products;

  We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success;

  We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products;

  We currently face and will continue to face significant competition;

  We could lose or fail to attract the personnel necessary to run our business;

  We could be liable for environmental damages resulting from our research, development or manufacturing operations;

  Our products use flammable fuels, which could subject our business to product liability claims;

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Corporate Controller and Acting Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13(a) – 15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). We have concluded that as of December 31, 2008, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, we have determined that internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2008.

Changes in internal control over financial reporting

During the year ended December 31, 2008, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Measures

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations and write-downs of long-lived assets are not considered part of our core activities, and are expected to occur infrequently. Therefore we have removed these in our calculation of normalized net loss. We believe normalized net loss assists investors in assessing our performance.

(Expressed in thousands of U.S. dollars, except per share amounts)	Year ended December 31,
Normalized net loss	2008	2007	2006
Reported net income (loss)	$34,079	$(57,302)	$(181,137)
Loss on disposal and write-down of long-lived
assets	2,812	4,583	778
Gain on sale of assets	(96,845)	-	-
Loss from discontinued operations	-	493	124,143
Normalized net loss	$(59,954)	$(52,226)	$(56,216)
Normalized net loss per share	$(0.71)	$(0.46)	$(0.50)
Weighted average common shares outstanding
(000’s)	84,922	114,575	113,391

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for net additions to property, plant and equipment. We believe operating cash consumption assists investors in assessing our requirements to fund operations.

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Operating Cash Consumption	2008	2007	2006
Cash used by operations	$(26,209)	$(31,850)	$(42,670)
Net additions to property, plant and equipment	(3,085)	(6,379)	(8,669)
Operating cash consumption	$(29,294)	$(38,229)	$(51,339)

Consolidated Financial Statements (Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2008, 2007 and 2006

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2008. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of five directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2008. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“JAY MURRAY”

JOHN SHERIDAN	JAY MURRAY
President and	Corporate Controller and
Chief Executive Officer	Acting Chief Financial Officer
March 2, 2009	March 2, 2009

AUDITORS' REPORT

To the Shareholders of Ballard Power Systems Inc.

We have audited the consolidated balance sheets of Ballard Power Systems Inc. (the “Corporation") as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2008 and 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada
March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc. (the “Corporation")’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting presented in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 2, 2009 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada
March 2, 2009

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
December 31,
(Expressed in thousands of U.S. dollars)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$54,086	$49,340
Short-term investments	31,313	96,234
Accounts receivable (notes 5 & 16)	18,856	18,963
Inventories (note 6)	10,402	14,859
Prepaid expenses and other current assets	1,434	1,740
Current assets held for sale (note 3)	-	105
	116,091	181,241

Property, plant and equipment (note 7)	38,755	42,906
Intangible assets (note 8)	3,726	4,303
Goodwill	48,106	48,106
Investments (note 9)	1,765	3,250
Long-term assets held for sale (note 3)	-	16,286
Other long-term assets	-	2,599
	$208,443	$298,691

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 10 & 16)	$21,819	$20,042
Deferred revenue	947	169
Accrued warranty liabilities	3,841	752
Current liabilities held for sale (note 3)	-	1,933
	26,607	22,896

Long-term liabilities (notes 11 & 12)	20,502	17,606
	47,109	40,502

Shareholders’ equity:
Share capital (note 13)	832,711	1,174,821
Contributed surplus (notes 2, 13(b), (d) & (e))	283,466	72,290
Accumulated deficit	(954,607)	(988,686)
Accumulated other comprehensive loss	(236)	(236)
	161,334	258,189
	$208,443	$298,691

See accompanying notes to consolidated financial statements.
Commitments, guarantees and contingencies (note 14)

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Years ended December 31,
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2008	2007	2006
Revenues:
Product and service revenues	$52,726	$43,352	$36,535
Engineering development revenue	6,854	22,180	13,288
Total revenues	59,580	65,532	49,823

Cost of revenues and expenses:
Cost of product and service revenues	47,401	25,052	21,206
Research and product development	37,172	58,478	52,274
General and administrative	12,615	19,068	13,262
Marketing and business development	7,461	8,981	7,226
Depreciation and amortization	6,034	15,732	16,391
Total cost of revenues and expenses	110,683	127,311	110,359

Loss before undernoted	(51,103)	(61,779)	(60,536)
Investment and other income (loss) (note 19)	(186)	16,933	9,932
Gain on sale of assets (note 3)	96,845	-	-
Loss on disposal and write-down of long-lived	(2,812)	(4,583)	(778)
assets (note 9)
Equity in loss of associated companies	(8,649)	(7,433)	(7,029)
Income (loss) before income taxes	34,095	(56,862)	(58,411)
Income taxes (recovery) (note 15)	16	(53)	(1,417)
Income (loss) from continuing operations	34,079	(56,809)	(56,994)
Loss from discontinued operations (note 4)	-	(493)	(124,143)
Net income (loss) and comprehensive	34,079	(57,302)	(181,137)
income (loss)
Basic earnings (loss) per share from continuing	$0.40	$(0.50)	$(0.50)
operations
Basic loss per share from discontinued operations	0.00	(0.00)	(1.10)
Basic earnings (loss) per share	$0.40	$(0.50)	$(1.60)
Diluted earnings (loss) per share	$0.40	$(0.50)	$(1.60)

Weighted average number of common	84,922,364	114,575,473	113,390,728
shares outstanding - basic
Impact of dilutive options	840,843	-	-
Weighted average number of common	85,763,207	114,575,473	113,390,728
shares outstanding - diluted

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
December 31,
Unaudited (Expressed in thousands of U.S. dollars except per share amounts and number of shares)

					Accumulated
					other	Total
	Number of		Contributed	Accumulated	comprehensive	shareholders’
	shares	Share capital	surplus	deficit	loss	equity
Balance, December 31, 2005	112,750,115	$1,161,281	$62,017	$(750,247)	$(236)	$472,815
Net loss	-	-	-	(181,137)	-	(181,137)
Issuance of common shares	1,022,549	5,909	-	-	-	5,909
for cash (net of issue costs)
Options exercised	5,249	34	-	-	-	34
Share distribution plan	434,664	2,554	4,918	-	-	7,472
Balance, December 31, 2006	114,212,577	1,169,778	66,935	(931,384)	(236)	305,093
Net loss	-	-	-	(57,302)	-	(57,302)
Share distribution plan	886,565	5,043	5,355	-	-	10,398
Balance, December 31, 2007	115,099,142	$1,174,821	$72,290	$(988,686)	$(236)	$258,189
Net income	-	-	-	34,079	-	34,079
Non-dilutive financing (note 2)	-	-	33,812	-	-	33,812
Cancellation of common shares	(34,261,300)	(349,438)	175,538	-	-	(173,900)
upon disposition of assets held
for sale (note 3)
RSUs and DSUs redeemed	321,576	2,557	(2,557)	-	-	-
Share distribution plan	962,717	4,771	4,383	-	-	9,154
Balance, December 31, 2008	82,122,135	$832,711	$283,466	$(954,607)	$(236)	161,334

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Years ended December 31,
(Expressed in thousands of U.S. dollars)

	2008	2007	2006
Cash provided by (used for):
Operating activities:
Net income (loss) for the year	$34,079	$(57,302)	$(181,137)
Items not affecting cash:
Compensatory shares	7,267	12,093	7,983
Depreciation and amortization	8,021	18,080	23,131
Gain on sale of assets (note 3)	(96,845)	-	-
Unrealized loss on forward contracts	408	-	-
Loss on disposal and write-down of long-lived assets	2,812	4,583	778
from continuing operations
Loss (gain) on disposal and write-down of long-lived	-	(2,897)	112,124
assets from discontinued operations (note 4)
Equity in loss of associated companies	8,649	7,433	7,029
Other	490	-	(247)
	(35,119)	(18,010)	(30,339)

Changes in non-cash working capital:
Accounts receivable	107	(4,052)	(1,630)
Inventories	4,457	(196)	(2,337)
Prepaid expenses and other current assets	510	(456)	(100)
Accounts payable and accrued liabilities	5	(1,657)	(3,041)
Deferred revenue	778	(1,645)	1,358
Accrued warranty liabilities	3,089	(1,214)	(3,680)
Net current assets and liabilities held for sale (notes 3 & 4)	(36)	(4,620)	(2,901)
	8,910	(13,840)	(12,331)
Cash used by operations	(26,209)	(31,850)	(42,670)

Investing activities:
Net decrease (increase) in short-term investments	64,921	29,439	(41,559)
Additions to property, plant and equipment	(3,560)	(6,379)	(8,735)
Proceeds on sale of property, plant and equipment	475	-	66
Proceeds on sale of investments (note 9)	-	541	3,302
Disposition of assets held for sale (notes 3 & 4)	(61,285)	1,787	(687)
Investments (notes 9 & 11)	(6,212)	(3,290)	(4,057)
Other long-term assets	-	(2,401)	78
Long-term liabilities	(304)	94	799
	(5,965)	19,791	(50,793)

Financing activities:
Non-dilutive financing (note 2)	36,920	-	-
Net proceeds on issuance of share capital	-	-	5,943
	36,920	-	5,943

Increase (decrease) in cash and cash equivalents	4,746	(12,059)	(87,520)
Cash and cash equivalents, beginning of year	49,340	61,399	148,919
Cash and cash equivalents, end of year	$54,086	$49,340	$61,399

Supplemental disclosure of cash flow information (note 17)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies:

(a)	Description of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. Our technology is based on proton exchange membrane (“PEM”) fuel cells. The Corporation operated in three market segments:

  Power Generation: Fuel cell products and services for material handling, back-up power and residential co-generation purposes;

  Automotive: Fuel cell products and services for fuel cell cars, vans and buses; and

  Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

(b)	Basis of presentation:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. Material measurement differences to United States GAAP are disclosed in note 21.

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2008	2007	2006
Ballard Advanced Materials Corporation	77.5%	77.5%	77.5%
Ballard Generation Systems Inc.	-	100.0%	100.0%
Ballard GmbH	100.0%	100.0%	100.0%
Ballard Material Products Inc.	100.0%	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%	100.0%
Ballard Power Systems Corporation (note 4)	-	-	100.0%

On December 23, 2008, Ballard Generation Systems Inc. (“BGS”), a wholly owned subsidiary company of the Corporation, was dissolved and the Corporation assumed all of BGS’ assets, debts, obligations and liabilities.

All significant intercompany balances and transactions have been eliminated.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

(c)	Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. The Corporation, with the assistance of an external expert advisor, has begun a high level review of the major differences between Canadian GAAP and IFRS. This work is expected to be completed in 2009.

(d)	Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings.

(e)	Use of estimates:

The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto. Significant areas requiring management to make estimates include the net realizable valued inventory, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill. Actual results could differ from those estimates.

(f)	Cash, cash equivalents and short-term investments:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Short-term investments consist of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

(g)	Financial instruments:

The Corporation measures its financial assets in the balance sheet at fair value, except for loans and receivables, which are measured at amortized cost. Financial liabilities classified as held for trading, including derivatives, are measured in the balance sheet at fair value; all other financial liabilities are measured at amortized cost. Long-term investments are measured at cost as they are privately held entities.

Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

The Corporation classifies its accounts receivables as loans and receivables and its accounts payable and warranty liabilities as financial liabilities that are not classified as held for trading.

Periodically, the Corporation enters into forward exchange contracts to limit its exposure to foreign currency rate fluctuations and to platinum price fluctuations. These derivative contracts are recorded as either assets or liabilities in the consolidated balance sheet at fair value. Any changes in fair value are recognized in net income.

The Corporation does not designate its financial instruments as hedges.

(h)	Capital Disclosure:

Effective January 1, 2008, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for Capital Disclosures (CICA Handbook Section 1535). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires an entity to disclose: (i) its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and (iv) when the entity has not complied with such requirements, the consequences of such non-compliance (note 20).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

(i)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing the appropriate inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would make inventory on hand obsolete.

(j)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Building	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Leasehold improvements	The shorter of initial term of the respective
lease and estimated useful life
Production and test equipment	4 to 15 years

(k)	Goodwill and intangible assets:

Effective December 31, 2008, the Corporation early adopted the recommendations of the CICA for Goodwill and Intangible Assets (CICA Handbook Section 3064). The new standard provides more guidance on intangible assets and the recognition of internally generated intangible assets including research and development costs. This accounting standard was applied retrospectively, however there were no material impacts on prior period financial statements requiring restatement by adopting the new standard.

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for deferral as set forth under Canadian GAAP.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

(k)	Goodwill and intangible assets (cont’d):

Goodwill is recognized in the Corporation’s consolidated financial statements as the excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed and is assigned to reporting units of a market segment.

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost. Intangible assets are amortized over their estimated useful lives of 5 to 15 years using the straight-line method. Intangible assets are tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to cover its carrying value.

The Corporation tested goodwill and intangible assets for impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no impairment to goodwill and intangible assets.

Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

(l)	Investments:

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method. Investments in companies where significant influence does not exist are carried at cost.

(m)	Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

(n)	Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

(o)	Revenue recognition:

The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from products is recognized when title passes to the customer and all of the revenue recognition criteria specified above is met. Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved, or on the percentage of completion method of accounting. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the proportionate performance method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs. Unbilled revenue (included in accounts receivable) represents revenue earned in excess of amounts billed on uncompleted contracts. Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(p)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated, and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

(q)	Employee future benefit plans:

The Corporation has a defined benefit pension plan covering employees in the United States. In addition, the Corporation provides other retirement benefits for certain employees in the United States. The benefits are based on years of service and the employee’s compensation level. The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

(q)	Employee future benefit plans (cont’d):

The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value.

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation, and the fair value of plan assets, is amortized over the average remaining service period of active employees.

Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized on a straight-line basis over the remaining service period of active plan participants who are expected to receive benefits under the plan on the date the amendment is first recognized. To the extent that the liability is not covered by assets of the plan, nor reflected in the accrued pension cost, there is a transition asset, or obligation, to be recognized over a specified period in accordance with an amortization schedule.

(r)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, calculated using the Black-Scholes valuation method and estimated for forfeitures, is charged to net income over the vesting period, whereby the compensation expense is recognized when services are received with a corresponding increase to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 13. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(s)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share unites (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Significant accounting policies (cont’d):

(t)	Comprehensive income (loss):

Other comprehensive income (loss) represents changes in shareholders’ equity and includes items such as unrealized gains and losses on financial assets classified as available-for-sale, and cumulative translation adjustments. The Corporation has included a reconciliation of comprehensive income and accumulated other comprehensive income, which is presented as a separate category of shareholders’ equity, on the consolidated balance sheet and the consolidated statement of shareholders’ equity.

(u)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(v)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2.	Non-dilutive financing:

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize the Corporation’s business under a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Superior Plus transferred $38,029,000 (CDN $46,319,000) to the Corporation’s parent company (“Old Ballard”). Old Ballard subsequently transferred all of its assets and liabilities (including the net cash proceeds, but excluding Old Ballard’s historic Canadian income tax carry forward attributes), to a new wholly owned company, (“the Corporation”). Old Ballard’s shareholders exchanged their shares, on a one-for-one basis, for shares of the Corporation. The Corporation will now carry on the full scope of the Old Ballard’s business operations, and will hold all rights to intellectual property, as held by Old Ballard prior to the completion of the Arrangement.

As the transfer of the business assets, liabilities and operations from Old Ballard to the Corporation represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Non-dilutive financing (cont’d):

Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by the Corporation immediately prior to the completion of the Arrangement. As a result, the net cash proceeds were recorded as a credit to shareholders’ equity. In addition, as the future income tax benefits of Old Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement are not available to the Corporation after the completion of the Arrangement, the gross future income tax assets related to these Canadian tax pools was reduced to nil, with a corresponding reduction of the related valuation allowance (note 15).

2008
Proceeds of Arrangement	$38,029
Disposal costs incurred	(1,109)
Net cash proceeds at December 31, 2008	36,920
Disposal costs accrued	(3,108)
Net proceeds of Arrangement	$33,812

3.	Disposition of certain automotive fuel cell assets:

On January 31, 2008, the Corporation completed the sale of its automotive fuel cell research and development assets (the “AFCC Transaction”) to Daimler, Ford and AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC, which is controlled by Daimler and Ford, was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, the Corporation transferred to Daimler, Ford and AFCC its automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000, all automotive fuel cell warranty liabilities and all automotive fuel cell development contracts with Daimler and Ford, 80.1% of the outstanding shares of AFCC (note 9), 112 personnel, and a royalty free, sub-licensable license to the Corporation’s remaining intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to the Corporation an aggregate of 34,261,298 of its common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in the Corporation. These shares were then cancelled.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Disposition of certain automotive fuel cell assets (cont’d):

The Corporation recorded a gain of $96,845,000 on the closing of the AFCC transaction.

2008
Proceeds on disposal	$173,900
Cash transferred to Daimler and Ford	(58,000)
Disposal costs	(3,823)
Net proceeds	112,077
Cash transferred to AFCC	(2,000)
Net investment in remaining automotive assets as of January 31, 2008	(13,232)
Net gain on disposal	$96,845

As the Corporation was determined to have significant continuing involvement with AFCC, the historic results of the operations transferred are reported in results from continuing operations.

Included in the assets and liabilities held for sale related to the AFCC Transaction at December 31, 2007 are:

2007
Inventories	$105
Current assets held for sale	$105

Property, plant and equipment	$2,331
Intangible assets	10,150
Goodwill	3,805
Long-term assets held for sale	$16,286

Accrued warranty liabilities	$1,933
Current liabilities held for sale	$1,933

4.	Disposition of Ballard Power Systems Corporation:

On February 15, 2007, the Corporation disposed of its electric drive operations, Ballard Power Systems Corporation (“BPSC”), an indirectly wholly-owned subsidiary to a third party. Net proceeds on disposition were $1,689,000, which included cash proceeds of $3,754,000, partly offset by disposal cost of $2,065,000. The total net loss on disposal of $108,464,000 was recorded as a net loss of $111,355,000 in 2006 and an offsetting net gain of $2,891,000 in 2007 primarily as a result of employee future benefit plan curtailments in 2007. Upon closing, the Corporation ceased to consolidate the results of BPSC.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Disposition of Ballard Power Systems Corporation (cont’d):

The results of operations of BPSC have been presented as discontinued operations in the prior period figures. The results of BPSC had previously been reported in both the Automotive and Power Generation segments.

Net loss from discontinued operations is summarized as follows:

	2007	2006
Total revenue from discontinued	$311	$12,193
operations
Loss from operating activities	$3,384	$12,788
Loss (gain) on long-lived assets held	(2,891)	111,355
for sale
Loss from discontinued operations	$493	$124,143

In 2006, loss from operating activities included $769,000 in loss on disposal and write-down of long-lived assets.

5.	Accounts receivable:

	2008	2007
Trade receivables	$18,601	$18,115
Other	255	848
	$18,856	$18,963

6.	Inventories:

	2008	2007
Raw materials and consumables	$6,632	$9,497
Work-in-progress	1,891	3,371
Finished goods	1,879	1,991
	$10,402	$14,859

In 2008, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $25,948,000 (2007 - $21,252,000; 2006 – $13,677,000). In 2008, the write-down of inventories to net realizable value amounted to $745,000 (2007 - $1,375,000; 2006 - $2,301,000). There were no reversals of write-downs in 2008, 2007 or 2006. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Property, plant and equipment:

		Accumulated	Net book
2008	Cost	depreciation	value
Land	$4,803	$-	$4,803
Building	13,574	5,140	8,434
Computer equipment	17,874	14,905	2,969
Furniture and fixtures	5,342	4,830	512
Leasehold improvements	10,659	6,108	4,551
Production and test equipment	65,877	48,391	17,486
	$118,129	$79,374	$38,755

		Accumulated	Net book
2007	Cost	depreciation	value
Land	$4,803	$-	$4,803
Building	13,392	4,612	8,780
Computer equipment	18,397	14,559	3,838
Furniture and fixtures	5,366	4,821	545
Leasehold improvements	10,515	5,341	5,174
Production and test equipment	65,151	45,385	19,766
	$117,624	$74,718	$42,906

8.	Intangible assets:

		Accumulated	Net book
2008	Cost	amortization	value
Fuel cell technology	$49,801	$46,075	$3,726

		Accumulated	Net book
2007	Cost	amortization	value
Fuel cell technology	$49,801	$45,498	$4,303

9.	Investments:

Investments are comprised of the following:

	2008		2007
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$500	15.0%	$3,250	15.0%
AFCC	1,265	19.9%	-	-
	$1,765		$3,250

Chrysalix Energy Limited Partnership (“Chrysalix”) is recorded at the lower of cost and estimated net realizable value. During 2008, the Corporation made additional investments of $273,000 (2007 - $163,000) in Chrysalix and recorded a write-down of $3,020,000 to adjust the carrying value of Chrysalix to its estimated net realizable value of $500,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9.	Investments (cont’d):

The Corporation maintains a 19.9% interest in AFCC which is accounted for using the cost method and is subject to a share purchase agreement under which Ford, either at the option of the Corporation or Ford’s election, may purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR from January 31, 2008. The purchase may take place earlier than January 13, 2013 if certain events occur. The Corporation has no obligation to fund any of AFCC’s operating expenses. The share purchase agreement is considered to be a derivative instrument and is recorded at its fair value of $1. This derivative investment is carried at cost and is not marked to market each reporting period as the Corporation has determined that it is not possible to reliably determine the derivative fair value.

In 2007, the Corporation sold its 25% interest in Advanced Energy Technology Inc. (“Advanced Energy”) for proceeds of $541,000, recording a write-down of long-lived assets of $4,563,000.

10.	Accounts payable and accrued liabilities:

	2008	2007
Trade accounts payable	$6,274	$2,202
Other liabilities	3,663	2,420
Accrued non-dilutive financing costs (note 2)	3,108	-
Compensation payable	8,657	15,218
Taxes payable	117	202
	$21,819	$20,042

11.	Long-term liabilities:

	2008	2007
EBARA BALLARD Corporation	$13,245	$10,536
Deferred revenue	4,250	3,760
Employee future benefit plans (note 12)	1,988	1,971
Asset retirement obligation	1,019	1,339
	$20,502	$17,606

The Corporation’s 49% interest in EBARA BALLARD Corporation (“EBARA BALLARD”) is accounted for using the equity method. As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment of ($13,245,000) (2007 – ($10,536,000)) has been presented in long-term liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Long-term liabilities (cont’d):

During 2008, the Corporation made an additional investment of $11,249,000 (2007 - $8,461,000), in EBARA BALLARD, representing the Corporation’s final committed proportionate share of financing by EBARA BALLARD’s shareholders under the 2005 funding agreement. In addition, the Corporation received from EBARA BALLARD the final payment (net of taxes) of $5,310,000 (2007 - $5,310,000), related to a license to certain intellectual property and manufacturing rights totaling (net of withholding taxes) $21,240,000. This receipt is recorded as a credit against the Corporation’s investment in EBARA BALLARD.

In determining the fair value of the asset retirement obligations, the estimated future cash flows have been discounted at 12% per annum. The total undiscounted amount of the estimated cash flows required to settle this obligation is $3,441,000. The obligation will be settled at the end of the term of the operating lease, which extends to 2019.

12.	Employee future benefit plans:

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2008.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Defined benefit plan obligations:

	2008		2007
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Balance, beginning of year	$9,430	$614	$9,587	$4,094
Current service cost	348	3	359	12
Interest cost	562	35	479	33
Plan participant contributions	-	-	-	2
Benefits paid	(116)	(31)	(104)	(27)
Actuarial (gains) losses	(243)	(5)	298	(44)
Curtailments	-	-	(1,189)	(3,456)
Balance, end of year	$9,981	$616	$9,430	$614

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Employee future benefit plans (cont’d):
Defined benefit plan assets:

	2008		2007
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Balance, beginning of year	$7,849	$-	$6,847	$-
Actual return (loss) on	(2,337)	-	413	-
plan assets
Employer’s contributions	396	31	736	25
Plan Participant Contributions	-	-	-	2
Benefits paid	(147)	(31)	(147)	(27)
Balance, end of year	$5,761	$-	$7,849	$-

The plan assets for the funded pension plans consist of:

			2008	2007
Asset Category:
Equity securities			74%	73%
Debt securities			26%	27%
Total			100%	100%

Reconciliation of the funded status of the benefit plans:

	2008		2007
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Fair value of plan assets	$5,761	$-	$7,849	$-
Accrued benefit obligation	9,981	616	9,430	614
Funded status – deficit	(4,220)	(616)	(1,581)	(614)
Unamortized net actuarial (gain)	3,117	(269)	430	(206)
loss
Accrued benefit liability	$(1,103)	$(885)	$(1,151)	$(820)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Employee future benefit plans (cont’d):

The elements of the defined benefit costs recognized for the years ended December 31, 2008 and 2007 are:

	2008		2007
		Other benefit		Other benefit
	Pension plans	plans	Pension plans	plans
Current service cost	$348	$3	$359	$12
Interest cost	562	35	479	33
Actual (return) loss on plan	2,337	-	(413)	-
assets
Actuarial (gains) losses	(243)	(5)	298	(44)

Elements of employee future	$3,004	$33	$723	$1
benefit costs before adjustments
Adjustments to recognize the
long-term nature of employee
future benefit costs:
Differences between expected	(2,897)	-	(90)	-
and actual return on plan
assets for year
Difference between actuarial	243	5	(298)	44
gains (losses) recognized for
year and actuarial gains
(losses) on accrued benefit
obligation for year

Amortization of prior service	-	47	(3)	101
cost

Amortization of (gain) loss	-	(22)	-	(13)
Defined benefit costs recognized	$350	$63	$332	$133

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2008 and 2007 were as follows:

	2008		2007
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Discount rate	6.0%	6.0%	6.0%	6.0%
Rate of compensation increase	3.3%	n/a	3.0%	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Employee future benefit plans (cont’d):

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2008 and 2007 were as follows:

	2008		2007
	Pension	Other benefit	Pension	Other benefit
	plans	plans	plans	plans
Discount rates	6.0%	6.0%	5.8%	5.8%
Expected long-term rate of	7.0%	n/a	7.0%	n/a
return on plan assets
Rate of compensation	3.3%	n/a	3.3%	n/a
increase

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2008 and 2007 were as follows:

	2008	2007
Initial medical health care cost trend rate	9.0%	11.0%
Initial dental health care cost trend rate	5.0%	7.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is	2017	2016
assumed to remain at
Year that the dental rate reaches the rate it is	2009	2010
assumed to remain at

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

In 2007, due to the sale of BPSC (note 4), changes were made to benefits accruing to employees under both the pension and other benefit plans, which resulted in the recognition of curtailment gains of $2,699,000.

13.	Share capital:

(a)	Authorized and issued:

Unlimited number of common shares, voting, without par value. Unlimited number of preferred shares, issuable in series.

At December 31, 2008, 82,122,135 (2007 – 115,099,140; 2006 – 114,212,575) common shares are issued and outstanding.

On January 31, 2008, 34,261,298 common shares, one Class A share and one Class B share were returned to the Corporation and cancelled upon completion of the AFCC Transaction (note 3).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Share capital (cont’d):

(b)	Share option plans:

The Corporation has options outstanding under three share option plans. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes. All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

As at December 31, 2008, options outstanding from the three share option plans were as follows:

	Outstanding	Options to be	Range of exercise
	options	granted	prices
2002 share option plan	2,444,050	-	$2.55 - $24.91
2000 share option plan	2,219,410	798,049	$4.17 - $157.64
1997 share option plan	812,922	-	$6.22 - $157.64

			Weighted average
	Options for common shares		exercise price
Balance, December 31, 2005	4,957,776		$ 39.83
Options granted	1,318,500		6.08
Options exercised	(5,249)		6.40
Options cancelled	(430,169)		27.35
Balance, December 31, 2006	5,840,858		33.17
Options granted	855,009		7.58
Options cancelled	(1,110,791)		35.20
Balance, December 31, 2007	5,585,076		34.15
Options granted	829,374		4.11
Options cancelled	(938,068)		29.05
Balance, December 31, 2008	5,476,382		$ 24.65

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Share capital (cont’d):

(b)	Share option plans (cont’d):

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2008:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise price	outstanding	(years)	price	exercisable	price
$2.55 – $6.65	2,956,945	6.3	$5.53	1,348,829	$6.06
$10.00 – $15.02	641,879	4.1	11.81	582,458	11.98
$24.91 – $31.20	694,995	3.4	24.91	694,995	24.91
$32.48 – $43.72	411,438	1.8	34.97	411,438	34.97
$54.19 – $72.66	411,625	2.2	58.56	411,625	58.56
$94.83 – $157.64	359,500	1.2	153.74	359,500	153.74
	5,476,382	4.7	$24.65	3,808,845	$33.14

The Corporation uses the fair-value method for recording employee and director share option grants. During 2008, compensation expense of $2,763,000 (2007 - $3,462,000; 2006 - $3,278,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $2.65 (2007 - $3.92; 2006 - $3.86) and vesting periods of three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2008	2007	2006
Expected life	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil
Expected volatility	48%	53%	59%
Risk-free interest rate	4%	4%	4%

In addition, at December 31, 2008, 26,608 options were outstanding under the BGS option exchange plan with exercise prices ranging from $30.99 to $38.92 and a term expiring in 2009.

(c)	Share distribution plans:

The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation. At December 31, 2008, there were 2,092,901 shares available to be issued under these plans.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Share capital (cont’d):

(c)	Share distribution plans (cont’d):

Compensation expense of $5,446,000 was charged against income during the year ended December 31, 2008 (2007 - $9,592,000; 2006 - $5,001,000) for shares distributed and to be distributed under the plans.

(d)	Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2008, 333,066 DSUs (2007 – 299,991) were issued and outstanding, and $202,000 (2007 - $481,000; 2006 - $387,000) of compensation expense was recorded for the year then ended.

(e)	Restricted Share Units:

Restricted share units (“RSUs”) are granted to employees and executives. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. Each RSU is convertible into one common share. Shares will be issued from the Corporation’s share distribution plans. As at December 31, 2008, 1,092,813 RSUs (2007 – 631,307) were issued and outstanding, and $1,388,000 (2007 - $1,796,000; 2006 -$1,233,000) of compensation expense was recorded for the year then ended.

14.	Commitments, guarantees and contingencies:

At December 31, 2008, the Corporation is committed to payments under operating leases as follows:

2009	$1,403
2010	1,543
2011	1,543
2012	1,543
2013	1,543
Thereafter	9,809
Total minimum lease payments	$17,384

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Commitments, guarantees and contingencies (cont’d):

The Corporation has agreed to pay royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the terms of the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, total royalties are payable to a maximum equal to the original amount of the government contributions of $8,787,000 (CDN$10,702,000). As at December 31, 2008, no royalties have been incurred for Phase 1. Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) total royalties are payable to a maximum of $31,469,000 (CDN$38,329,000). As at December 31, 2008, a total of $4,368,000 (CDN $5,320,000) in royalty repayments have been incurred for Phase 2 including payments of $151,000 (CDN$ 184,000) in 2008, $147,000 (CDN$ 172,000) in 2007, and $2,217,000 (CDN$ 2,530,000) in 2006.

Original maximum recoverable amount under Phase 1 and 2	CDN$	49,031
Prior year payments applied		(2,320)
Maximum recoverable amount, December 31, 2005		46,711
2006 payments		(2,530)
Maximum recoverable amount, December 31, 2006		44,181
2007 payments		(172)
Maximum recoverable amount, December 31, 2007		44,009
2008 payments		(184)
Maximum recoverable amount, December 31, 2008	CDN$	43,825

Maximum recoverable amount, December 31, 2008	US$	35,981

At December 31, 2008, the Corporation has outstanding commitments aggregating up to a maximum of $164,000 (2007 - $974,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $420,000 in Chrysalix (note 9).

The Corporation has agreed to pay royalties in respect of sales of Ballard fuel cells or fuel cell systems under a July 31, 1996 Fuel Cell Bus Program Agreement (“FC Bus Agreement”), with Province of British Columbia, BC Transit, and BC Transportation Financing Authority (“BCTFA”). Under the terms of FC Bus Agreement, the royalty payable is at a rate of 2% on future sales of such products for commercial transit application to a maximum of $1,806,000 (CDN$ 2,200,000). No royalties have been paid to date.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Commitments, guarantees and contingencies (cont’d):

The Arrangement with Superior Plus (note 2) includes an indemnification agreement dated December 31, 2008 (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business which is suffered by Superior Plus. The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $6,034,000 (CDN $7,350,000) with a threshold amount of $411,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed.

At December 31, 2008, no amount payable or receivable has been accrued as a result of the Indemnity Agreement as the Corporation has not yet finalized its 2008 Canadian income tax return and agreed upon any differences with Superior Plus.

15.	Income taxes:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies. The principal factors causing the difference are as follows:

	2008	2007	2006
Net income (loss) before income taxes	$34,095	$(57,355)	$(182,554)
Expected tax expense (recovery) at 31.00%	$10,569	$(19,570)	$(62,287)
(2007–34.12%; 2006–34.12%)
Increase (reduction) in income taxes resulting from:
Income transferred on Arrangement	(10,807)	-	-
Non-deductible portion of capital loss	-	1,035	2,201
Non-deductible expenses (non-taxable income)	(483)	2,850	866
Investment tax credits earned	-	(29,809)	(10,286)
Financing costs	-	-	(97)
Foreign tax rate differences	(35)	74	(692)
Gain on assets held for sale	-	-	38,205
Losses and other deductions for which no benefit	756	45,420	32,090
has been recorded
Income tax expense	-	-	-
Branch tax	16	-	-
Large corporations tax (recovery)	-	(53)	(1,417)
Income taxes (recovery)	$16	$(53)	$(1,417)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Income taxes (cont’d):

The Corporation has available to carry forward the following as at December 31:

	2008	2007
Canadian scientific research expenditures	$4,555	$585,420
Canadian losses from operations	-	147,641
Canadian capital losses	-	241,963
Canadian investment tax credits	810	172,958
German losses from operations for corporate tax purposes	130	393
U.S. federal losses from operations	28,158	30,415
U.S. state losses from operations	19,072	26,727
U.S. research and development and investment tax credits	2,162	2,030
U.S. capital losses	171,338	287,389

As a result of the Arrangement (note 2), the Corporation’s gross future tax assets related to the Canadian tax pools, excluding Ballard Advanced Materials Corporation, were reduced to nil.

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely. The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely. The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2011 to 2028. The U.S. states losses from operations arising in California and Massachusetts may be used to offset future state taxable income and may be carried forward for ten and five years respectively. The U.S. federal and state research and development and investment tax credits are available to reduce future U.S. taxable income and expire over the period from 2009 to 2027. The U.S. capital losses are available to reduce U.S. capital gains and expire over the period from 2010 to 2012.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2010	$145
2011	264
2012	51
2013	99
2014	87
2015	-
2016	78
2017	86
$810

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Income taxes (cont’d):

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2008	2007
Future income tax assets:
Scientific research expenditures	$1,184	$158,064
Investment in associated companies	2,511	1,395
Accrued warranty liabilities	1,264	290
Share issuance costs	-	1
Losses from operations carried forward	10,705	52,366
Capital losses	58,255	131,843
Investment tax credits	2,976	141,431
Property, plant and equipment and intangible assets	17,109	32,869
Total future income tax assets	94,004	518,259
Less valuation allowance:
- Canada	(23,515)	(408,004)
- U.S.	(70,455)	(110,151)
- Germany	(34)	(104)
Net future income taxes	$-	$-

16.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investee. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

		2008	2007
Balances with related parties:
Accounts receivable		$4,500	$12,054
Accounts payable		31	13

	2008	2007	2006
Transactions during the year with related parties:
Revenues from products and services and	$7,906	$37,435	$41,363
engineering development
Purchases	188	442	899

In addition, the AFCC Transaction is a related party transaction (note 3).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Supplemental disclosure of cash flow information:

	2008	2007	2006
Non-cash financing and investing activities:
Compensatory shares	$7,299	$2,651	$2,220
Accrued disposition costs related to AFCC	$155	$232	$-
transaction (note 3)
Accrued costs related to Arrangement (note 2)	$3,108	$-	$-
Shares cancelled on AFCC transaction (note 3)	$173,900	$-	$-

18.	Segmented financial information:

The Corporation’s business operates in three market segments: Power Generation, Automotive, and Material Products. Segmented information excludes amounts reported as discontinued operations.

Segment revenues and segment loss represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments. Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Segmented financial information (cont’d):

	2008	2007	2006
Total revenues
Power Generation	$16,613	$19,432	$13,286
Automotive	30,284	32,035	25,080
Material Products	12,683	14,065	11,457
	$59,580	$65,532	$49,823
Segment income (loss) for the year (1)
Power Generation	$(6,820)	$2,918	$1,911
Automotive	5,747	9,168	(241)
Material Products	(115)	1,528	(257)
Total	(1,188)	13,614	1,413
Corporate amounts
Research and product development	(23,805)	(31,612)	(25,070)
General and administrative	(12,615)	(19,068)	(13,262)
Marketing and business development	(7,461)	(8,981)	(7,226)
Depreciation and amortization	(6,034)	(15,732)	(16,391)
Investment and other income (loss)	(186)	16,933	9,932
Gain on sale of assets	96,845	-	-
Loss on disposal and write-down of	(2,812)	(4,583)	(778)
long-lived assets
Equity in loss of associated companies	(8,649)	(7,433)	(7,029)
Income (loss) from continuing operations	$34,095	$(56,862)	$(58,411)
before income tax
(1)	Research and product development costs directly related to segments are included in segment income (loss) for the year.

As at December 31, 2008 and 2007, goodwill was allocated $46,291,000 to the Power Generation segment and $1,815,000 to the Material Products segment. Goodwill of $3,805,000 related to the Automotive segment was disposed of as a result of the AFCC transaction (note 3).

In 2008, revenues from the Automotive segment included sales to three customers that each exceed 10% of total revenue in the amount of $9,343,000, $8,256,000 and $8,053,000, respectively.

In 2007, revenues from the Power Generation segment included sales to one customer that exceed 10% of total revenue in the amount of $10,161,000. Revenues from the Automotive segment included sales to two customers that exceed 10% of total revenue in the amount of $15,983,000 and $9,818,000, respectively. Revenues for the Material Products segment included sales to one customer that exceed 10% of total revenue in the amount of $6,472,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Segmented financial information (cont’d):

In 2006, revenues from the Power Generation segment included sales to one customer that exceed 10% of total revenue in the amount of $9,701,000. Revenues from the Automotive segment included sales to one customer that exceed 10% of total revenue in the amount of $15,839,000. Revenues for the Material Products segment included sales to one customer that exceed 10% of total revenue in the amount of $6,840,000.

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

		2008		2007		2006
		Property,		Property,		Property,
		plant and		plant and		plant and
		equipment		equipment		equipment
	Revenues	and goodwill	Revenues	and goodwill	Revenues	and goodwill(1)
Canada	$9,991	$77,570	$670	$80,815	$1,305	$82,026
U.S.	29,713	9,232	30,993	10,134	17,041	10,898
Japan	5,138	-	11,076	-	10,344	-
Germany	11,822	59	21,028	63	19,567	137
Other countries	2,915	-	1,765	-	1,566	-
	$59,580	$86,861	$65,532	$91,012	$49,823	$93,061
(1)	Excludes assets associated with disposition of BPSC which has been presented as discontinued operations.

Revenues are attributed to countries based on customer location.

19.	Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of U.S. and Canadian dollar denominated cash and cash equivalents and short-term investments.

	2008			2007
	Canadian			Canadian
	dollar	U.S. dollar		dollar	U.S. dollar
	portfolio(1)	portfolio	Total	portfolio(1)	portfolio	Total
Cash and cash equivalents	$43,343	$10,743	$54,086	$5,202	$44,138	$49,340
Short-term investments	15,289	16,024	31,313	46,993	49,241	96,234
Total cash, cash
equivalents and short-
term investments	$58,632	$26,767	$85,399	$52,195	$93,379	$145,574
(1)	U.S. dollar equivalent

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Financial risk management (cont’d):

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses. Reported investment and other income is as follows:

	2008	2007	2006
Investment income	$2,012	$8,207	$9,913
Other income	1,455	-	-
Foreign exchange gain (loss)	(3,653)	8,726	19
Investment and other income (loss)	$(186)	$16,933	$9,932

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

a)	Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2008, the Corporation had Canadian dollar cash, cash equivalents and short-term investments of CDN $71,414,000, and outstanding forward foreign exchange contracts outstanding to sell a total of CDN $8,000,000 in 2009 at an average rate of $0.90 to $1.00 CDN.

The following exchange rates applied during the year ended December 31, 2008:

	$U.S. to $1.00 CDN	$CDN to $1.00 $U.S.
January 1, 2008 Opening rate	$1.012	$0.988
December 31, 2008 Close rate	0.821	1.218
Fiscal 2008 Average rate	0.937	1.067
Fiscal 2008 Year high	1.021	0.980
Fiscal 2008 Year low	0.808	1.237

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Financial risk management (cont’d):

Based on cash, cash equivalents and short-term investments and outstanding forward foreign exchange contracts held at December 31, 2008, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $6,518,000. If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

	b)	Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash, cash equivalents and short-term investments at December 31, 2008, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $213,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

	c)	Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Capital disclosures:

As at December 31, 2008, the Corporation considers its shareholders’ equity as its capital. The Corporation does not have any bank debt or externally imposed capital requirements to which it is subject. The Corporation’s objectives when managing capital are to manage its capital with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to the Corporation; and access available government funding for research and development projects. The Corporation’s current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

21.	Differences between Canadian and United States accounting principles and practices:

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a) Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001. Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates. As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(b) Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received.

Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs. Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP. In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):

	(c)	Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income. Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

	(d)	Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method. The option exchange plan (note 13(b)) was accounted for as a variable option plan under U.S. GAAP. Prior to the Corporation’s 100% acquisition of BGS in 2003, minority interest under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting. The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

	(e)	Under Canadian GAAP, short-term investments are classified as held for trading and carried at fair market value with changes in fair market value recognized in net income. Under U.S. GAAP, the Corporation adopted Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)”, effective January 1, 2008 and elected to classify short-term investments as held for trading, making the treatment consistent with Canadian GAAP. Prior to that, the short-term investments were classified as available-for-sale and are carried at fair market value. As a result of the adoption of FAS 159, prior year gains of $4,733,000 have been reclassified from accumulated other comprehensive loss to accumulated deficit. Previously, unrealized holding gains and losses related to the short-term instruments were reflected as a separate component of shareholders’ equity under accumulated other comprehensive income (loss).

	(f)	Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method. Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method. In 2008, Chrysalix was written down to its estimated net realizable value and there is no difference in the carrying value of such investment as of December 31, 2008 between Canadian and US GAAP.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):

	(g)	Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (SFAS No. 158), requires an entity to recognize in its balance sheet the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and post-retirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

	(h)	Under Canadian GAAP, assets and liabilities held for sale are presented separately on the balance sheet classified as current and non-current. Under U.S. GAAP, non-current assets and liabilities held for sale are classified as current when the sale is expected to be completed within one year.

	(i)	Under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years. Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses.

	(j)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows. There are no other differences in operating, investing and financing cash flows.

	(k)	Under US GAAP, effective January 1, 2007, the Corporation adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 established threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. There is no similar standard under Canadian GAAP. The adoption of FIN 48 did not have a material impact on the Corporation’s financial statements or require restatement on prior period financial statements under US GAAP.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss), consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

Consolidated balance sheets:
		2008			2007
	Canadian		U.S.	Canadian		U.S.
	GAAP	Difference	GAAP	GAAP	Difference	GAAP
Current assets:
Cash and cash equivalents	$54,086	$-	$54,086	$49,340	$-	$49,340
Short-term investments	31,313	-	31,313	96,234	-	96,234
Accounts receivable	18,856	-	18,856	18,963	-	18,963
Inventories	10,402	-	10,402	14,859	-	14,859
Prepaid expenses	1,434	-	1,434	1,740	-	1,740
Current assets held for sale (h)	-	-	-	105	16,286	16,391
	116,091	-	116,091	181,241	16,286	197,527
Property, plant and equipment	38,755	-	38,755	42,906	-	42,906
Intangible assets	3,726	-	3,726	4,303	-	4,303
Goodwill (d)	48,106	490	48,596	48,106	490	48,596
Investments (f)	1,765	-	1,765	3,250	(1,325)	1,925
Long-term assets held for sale (h)	-	-	-	16,286	(16,286)	-
Other long-term assets	-	-	-	2,599	-	2,599
	$208,443	$490	$208,933	$298,691	$(835)	$297,856
Current liabilities:
Accounts payable and accrued	$21,819	$-	$21,819	$20,042	$-	$20,042
liabilities
Deferred revenue	947	-	947	169	-	169
Accrued warranty liabilities	3,841	-	3,841	752	-	752
Current liabilities held for sale	-	-	-	1,933	-	1,933
	26,607	-	26,607	22,896	-	22,896
Long-term liabilities (b)(g)	20,502	38,736	59,238	17,606	44,498	62,104
	47,109	38,736	85,845	40,502	44,498	85,000
Shareholders' equity:
Share capital (a)	832,711	119,583	952,294	1,174,821	119,583	1,294,404
Additional paid-in capital (a)(c)	283,466	86,929	370,395	72,290	86,929	159,219
Accumulated deficit	(954,607)	(166,270)	(1,120,877)	(988,686)	(180,795)	(1,169,481)
Accumulated other comprehensive	(236)	(78,488)	(78,724)	(236)	(71,050)	(71,286)
income (a)(e)(g)
Shareholders' equity	161,334	(38,246)	123,088	258,189	(45,333)	212,856
	$208,443	$490	$208,933	$298,691	$(835)	$297,856

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Differences between Canadian and United States accounting principles and practices (cont’d):

Consolidated statements of operations and comprehensive income (loss):
	2008	2007	2006
Income (loss) under Canadian GAAP	$34,079	$(57,302)	$(181,137)
Research and development (b)	94	163	(1,424)
Amortization of intangible assets (i)	-	-	1,375
Foreign exchange gain (loss) (b)(e)	8,373	(11,503)	(19)
Equity in loss in associated companies (f)	1,325	(853)	(75)
Net income (loss) under U.S. GAAP	43,871	(69,495)	(181,280)
Other comprehensive income:
Change in unrealized holding gains (e)	-	4,733	-
Other (g)	(2,705)	1,672	-
Comprehensive income (loss) in accordance	$41,166	$(63,090)	$(181,280)
with U.S. GAAP
Basic earnings (loss) per share, U.S. GAAP	$0.52	$(0.61)	$(1.60)
Diluted earnings (loss) per share, U.S. GAAP	$0.51	$(0.61)	$(1.60)

Consolidated statements of shareholders’ equity:
				Accumulated
		Additional		other	Total
		paid-in	Accumulated	comprehensive	shareholders’
	Share capital	capital	deficit	income (loss)	equity
Balance, December 31, 2005	1,280,864	148,946	(918,706)	(75,875)	435,229
Net Loss	-	-	(181,280)	-	(181,280)
Adjustment to apply FAS 158	-	-	-	(1,816)	(1,816)
Issuance of common shares for cash	5,909	-	-	-	5,909
(net of issue costs)
Options exercised	34	-	-	-	34
Share distribution plan	2,554	4,918	-	-	7,472
Balance, December 31, 2006	1,289,361		(1,099,986)	(77,691)	265,548
Net Loss	-	-	(69,495)	-	(69,495)
Change in unrealized holding gains	-	-	-	4,733	4,733
arising during the year
Other	-	-	-	1,672	1,672
Share distribution plan	5,043	5,355	-	-	10,398
Balance, December 31, 2007	$1,294,404	$159,219	$(1,169,481)	$(71,286)	$212,856
Net Income	-	-	43,871	-	43,871
Cumulative effect of adoption	-	-	4,733	(4,733)	-
of FAS 159 (e)
Cancellation of common shares	(349,438)	175,538	-	-	(173,900)
upon disposition of assets held
for sale
Non-dilutive financing	-	33,812	-	-	33,812
Other	-	-	-	(2,705)	(2,705)
RSUs and DSUs redeemed	2,557	(2,557)	-	-	-
Share distribution plan	4,771	4,383	-	-	9,154
Balance, December 31, 2008	$952,294	$370,395	$(1,120,877)	$(78,724)	$123,088